UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-31230

Pioneer Companies, Inc.
(Exact name of registrant as specified in its charter)

700 Louisiana, Suite 4300
Houston, Texas 77002
(713) 570-3200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

2.75% Convertible Senior Subordinated Notes due 2027
(Titles of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [ X ]	Rule 12h-3(b)(1)(i) [ X ]
Rule 12g-4(a)(2) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12h-3(b)(2) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date:         None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2007	By:	/s/ George H. Pain
George H. Pain
Vice President and Secretary